UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Sub:	Update on ICICI Prudential Asset Management Company Limited and ICICI Venture Funds Management Company Limited

This is further to the disclosures made by ICICI Bank Limited ('the Bank') on May 9, 2025 and March 2, 2026, on the proposed transfer of the private equity, venture capital and real estate fund management business of ICICI Venture Funds Management Company Limited (IVen) to ICICI Prudential Asset Management Company Limited (IPru AMC).

IPru AMC has, vide an email received by the Bank today at 4:20 p.m., intimated that pursuant to the receipt of requisite approval, the transfer of investment management rights for certain AIFs, as mentioned below, has been completed and the requisite agreements in this regard have been executed by IPru AMC with IVen. Accordingly, IPru AMC will be providing investment management services to the following AIFs with effect from April 1, 2026.

Sr. No	Name of AIFs	SEBI Registration No.
1.	India Advantage Fund S4 I	IN/AIF2/15-16/0170
2.	India Advantage Fund S5 I	IN/AIF2/21-22/0939
3.	India Advantage Fund S5 II	IN/AIF2/21-22/0998
4.	India Real Estate Investment Fund Series 2	IN/AIF2/22-23/1144
5.	Iven Amplifi Fund	IN/AIF2/23-24/1341

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: April 1, 2026	By:	/s/ Prachiti Lalingkar
Name :	Prachiti Lalingkar
Title :	Company Secretary